Exhibit 99.1

KE Holdings Inc. Announces First Quarter 2023 Unaudited Financial Results

BEIJING, China, May 18, 2023 - KE Holdings Inc. (“Beike” or the “Company”) (NYSE: BEKE and HKEX: 2423), a leading integrated online and offline platform for housing transactions and services, today announced its unaudited financial results for the first quarter ended March 31, 2023.

Business and Financial Highlights for the First Quarter 2023

●	Gross transaction value (GTV)[1] was RMB971.5 billion (US$141.5 billion), an increase of 65.8% year-over-year. GTV of existing home transactions was RMB664.3 billion (US$96.7 billion), an increase of 77.6% year-over-year. GTV of new home transactions was RMB277.9 billion (US$40.5 billion), an increase of 44.2% year-over-year. GTV of home renovation and furnishing was RMB2.7 billion (US$0.4 billion), compared to RMB0.2 billion in the same period of 2022. GTV of emerging and other services was RMB26.7 billion (US$3.9 billion), an increase of 40.6% year-over-year.

●	Net revenues were RMB20.3 billion (US$3.0 billion), an increase of 61.6% year-over-year.

●	Net income was RMB2,750 million (US$400 million). Adjusted net income[2] was RMB3,561 million (US$519 million).

●	Number of stores was 41,275 as of March 31, 2023, a 9.8% decrease from one year ago. Number of active stores[3] was 39,622 as of March 31, 2023, a 7.8% decrease from one year ago.

●	Number of agents was 435,780 as of March 31, 2023, a 2.0% increase from one year ago. Number of active agents[4] was 411,526 as of March 31, 2023, a 7.8% increase from one year ago.

●	Mobile monthly active users (MAU) [5] averaged 45.4 million in the first quarter of 2023, compared to 39.7 million in the same period of 2022.

1 GTV for a given period is calculated as the total value of all transactions which the Company facilitated on the Company’s platform and evidenced by signed contracts as of the end of the period, including the value of the existing home transactions, new home transactions, home renovation and furnishing and emerging and other services, and including transactions that are contracted but pending closing at the end of the relevant period. For the avoidance of doubt, for transactions that failed to close afterwards, the corresponding GTV represented by these transactions will be deducted accordingly.

2 Adjusted net income (loss) is a non-GAAP financial measure, which is defined as net income (loss), excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from acquisitions and business cooperation agreement, (iii) changes in fair value from long term investments, loan receivables measured at fair value and contingent consideration, (iv) impairment of investments, and (v) tax effects of the above non-GAAP adjustments. Please refer to the section titled “Unaudited reconciliation of GAAP and non-GAAP results” for details.

3 Based on our accumulated operational experience, we have introduced the operating metrics of number of active stores and number of active agents on our platform, which can better reflect the operational activeness of stores and agents on our platform.

“Active stores” as of a given date is defined as stores on our platform excluding the stores which (i) have not facilitated any housing transaction during the preceding 60 days, (ii) do not have any agent who has engaged in any critical steps in housing transactions (including but not limited to introducing new properties, attracting new customers and conducting property showings) during the preceding seven days, or (iii) have not been visited by any agent during the preceding 14 days. The number of active stores was 42,994 as of March 31, 2022.

4 “Active agents” as of a given date is defined as agents on our platform excluding the agents who (i) delivered notice to leave but have not yet completed the exit procedures, (ii) have not engaged in any critical steps in housing transactions (including but not limited to introducing new properties, attracting new customers and conducting property showings) during the preceding 30 days, or (iii) have not participated in facilitating any housing transaction during the preceding three months. The number of active agents was 381,799 as of March 31, 2022.

5 “Mobile monthly active users” or “mobile MAU” are to the sum of (i) the number of accounts that have accessed our platform through our Beike or Lianjia mobile app (with duplication eliminated) at least once during a month, and (ii) the number of Weixin users that have accessed our platform through our Weixin Mini Programs at least once during a month. Average mobile MAU for any period is calculated by dividing (i) the sum of the Company’s mobile MAUs for each month of such period, by (ii) the number of months in such period.

Mr. Stanley Yongdong Peng, Chairman of the Board and Chief Executive Officer of Beike, commented, “We are pleased to see a strong rebound emerging in the real estate market in China along with improving macroeconomic conditions. During the market’s recovery in the first quarter of 2023, we significantly outpaced the industry in GTV growth of both existing and new home transactions. Our outstanding performance was empowered by our hallmark advantages in ACN and our persistent support to service providers in good and tough times, as well as our efforts to transform to high-quality growth.”

“Looking to the future, we will unremittingly seek development and growth, fueled by our mission of ‘Admirable Service, Joyful Living,’ and driven by the unfilled needs of consumers in the residential services sector that we aspire to meet. Today, many consumers still yearn for higher quality homes and housing-related products and services. These needs are the mountain we set out to climb over the coming decade. We will continue to improve our capabilities to achieve development. We will strengthen our ACN to enhance collaboration and service quality and provide increased coverage of housing services. We will cultivate stronger brands while aiming to enhance the efficiency of our stores and service providers through better platform operations and technology advancement. Most importantly, we will never lose sight of our enduring commitment to doing the right thing and taking care of customers, which has rewarded us with positive feedback and will continue to inspire us to unceasingly move forward,” concluded Mr. Peng.

Mr. Tao Xu, Executive Director and Chief Financial Officer of Beike, added, “For the first quarter of this year, China’s real estate market has staged a notable recovery, bolstered by favorable government policies coupled with the intensive release of pent-up housing demand from the pandemic. Benefiting from our better preservation of quality stores and agents during the market’s profound downturn and the effective promotion of refined operations, we proactively capitalized on market recovery tailwinds and the seasonal boom at the beginning of the year. As a result, our GTV growth significantly outperformed the market and our net revenues reached RMB20.3 billion, a 61.6% increase year-over-year. Moreover, our more streamlined cost and expense structure has led to a significant increase in single-quarter profitability, bringing about the highest gross margin and operating margin since our listing at The New York Stock Exchange. Our net income reached RMB2,750 million for the first quarter, compared to net loss of RMB620 million in the same period in 2022, while non-GAAP net income jumped to RMB3,561 million in the first quarter, compared with RMB28 million in the same period in 2022, and an increase of 137% compared to the first quarter of 2021 with a similar revenue scale. As we look ahead, on the basis of optimized costs and expenses structure, we will reap profits from efficiency and continue to foster high-quality growth. In the long-run, we will be more proactive with our initiatives that contribute to long-term growth and greater vision. In the vast market of residential services, we will fortify our foundation with quality at our core, and make relentless efforts to improve the working environment of service providers and bring a better housing service experience to consumers.”

First Quarter 2023 Financial Results

Net Revenues

Net revenues increased by 61.6% to RMB20.3 billion (US$3.0 billion) in the first quarter of 2023 from RMB12.5 billion in the same period of 2022. The increase was primarily attributable to the increase in total GTV. Total GTV grew by 65.8% to RMB971.5 billion (US$141.5 billion) in the first quarter of 2023 from RMB586.0 billion in the same period of 2022, which was primarily attributable to the release of pent-up housing demand after the pandemic situation eased and the improved housing market expectations against the backdrop of the macroeconomic recovery and the successive introduction of supportive policies, as well as the expansion of the Company’s home renovation and furnishing business.

●	Net revenues from existing home transaction services increased by 49.3% to RMB9.2 billion (US$1.3 billion) in the first quarter of 2023, compared to RMB6.2 billion in the same period of 2022, primarily attributable to the increase of the GTV of existing home transactions by 77.6% to RMB664.3 billion (US$96.7 billion) in the first quarter of 2023 from RMB374.1 billion in the same period of 2022.

Among that, (i) commission revenue increased by 41.6% to RMB7.7 billion (US$1.1 billion) in the first quarter of 2023 from RMB5.5 billion in the same period of 2022, primarily due to an increase in GTV of existing home transactions served by Lianjia stores of 43.2% to RMB288.8 billion (US$42.0 billion) in the first quarter of 2023 from RMB201.7 billion in the same period of 2022; and

(ii) revenues derived from platform service, franchise service and other value-added services, which are mostly charged to connected stores and agents on the Company’s platform, increased by 111.0% to RMB1.4 billion (US$0.2 billion) in the first quarter of 2023, from RMB0.7 billion in the same period of 2022, mainly due to a 117.9% increase of GTV of existing home transactions served by connected agents on the Company’s platform to RMB375.5 billion (US$54.7 billion) in the first quarter of 2023 from RMB172.4 billion in the same period of 2022.

●	Net revenues from new home transaction services increased by 42.2% to RMB8.4 billion (US$1.2 billion) in the first quarter of 2023 from RMB5.9 billion in the same period of 2022, primarily due to the increase of GTV of new home transactions of 44.2% to RMB277.9 billion (US$40.5 billion) in the first quarter of 2023 from RMB192.7 billion in the same period of 2022. Among that, the GTV of new home transactions completed on Beike platform through connected agents, dedicated sales team with the expertise on new home transaction services and other sales channels increased by 43.0% to RMB227.0 billion (US$33.1 billion) in the first quarter of 2023 from RMB158.8 billion in the same period of 2022, while the GTV of new home transactions served by Lianjia brand increased by 49.9% to RMB50.9 billion (US$7.4 billion) in the first quarter of 2023 from RMB33.9 billion in the same period of 2022.

●	Net revenues from home renovation and furnishing were RMB1.4 billion (US$0.2 billion) in the first quarter of 2023, compared to RMB88 million in the same period of 2022, primarily because the Company completed the acquisition (“Shengdu Acquisition”) of Shengdu Home Renovation Co., Ltd. (“Shengdu”), a full-service home renovation service provider in China, and began to consolidate its financial results during the second quarter of 2022, as well as the organic growth of the GTV for home renovation and furnishing business.

●	Net revenues from emerging and other services increased by 222.1% to RMB1.3 billion (US$0.2 billion) in the first quarter of 2023 from RMB0.4 billion in the same period of 2022, primarily attributable to the increase of net revenues from rental property management services and financial services.

Cost of Revenues

Total cost of revenues increased by 34.9% to RMB13.9 billion (US$2.0 billion) in the first quarter of 2023 from RMB10.3 billion in the same period of 2022.

●	Commission - split. The Company’s cost of revenues for commissions to connected agents and other sales channels was RMB6.5 billion (US$0.9 billion) in the first quarter of 2023, compared to RMB4.1 billion in the same period of 2022, primarily due to the increase in GTV of new home transactions completed through connected agents and other sales channels in the first quarter of 2023 compared with the same period of 2022.

●	Commission and compensation - internal. The Company’s cost of revenues for internal commission and compensation was RMB5.4 billion (US$0.8 billion) in the first quarter of 2023, compared to RMB4.7 billion in the same period of 2022, primarily due to the increase in variable commission as a result of the increased GTV of existing home transactions and new home transactions completed through Lianjia agents, which was partially offset by the decrease in the fixed compensation costs of Lianjia agents, dedicated sales team with the expertise on new home transaction services and other front-line operational staff.

●	Cost of home renovation and furnishing. The Company’s cost of revenues for home renovation and furnishing was RMB1.0 billion (US$0.1 billion) in the first quarter of 2023, compared to RMB67 million in the same period of 2022, which was primarily attributable to the Shengdu Acquisition and the organic increase of net revenues from home renovation and furnishing.

●	Cost related to stores. The Company’s cost related to stores decreased by 22.4% to RMB0.7 billion (US$0.1 billion) in the first quarter of 2023 compared to RMB0.9 billion in the same period of 2022, mainly due to the decrease in the number of Lianjia stores in the first quarter of 2023 compared to the same period of 2022.

●	Other costs. The Company’s other costs decreased to RMB424 million (US$62 million) in the first quarter of 2023 from RMB516 million in the same period of 2022, mainly due to a decrease in human resources related costs.

Gross Profit

Gross profit increased by 186.1% to RMB6.3 billion (US$0.9 billion) in the first quarter of 2023 from RMB2.2 billion in the same period of 2022. Gross margin was 31.3% in the first quarter of 2023, compared to 17.7% in the same period of 2022. The increase in gross margin was primarily due to: a) a higher contribution margin for existing home transaction services led by the increased net revenues from existing home transaction services and the decreased fixed compensation costs for Lianjia agents; b) a higher contribution margin for new home transaction services as a result of an increased number of projects with higher margins, and a relatively lower percentage of fixed compensation costs of net revenues from new home transaction services; c) a higher contribution margin for home renovation and furnishing business led by an increased contribution from products and services with higher margins; and d) a relatively lower percentage of costs related to stores and other costs of net revenues in the first quarter of 2023 compared to the same period of 2022.

Income (Loss) from Operations

Total operating expenses increased by 7.5% to RMB3.4 billion (US$0.5 billion) in the first quarter of 2023 from RMB3.1 billion in the same period of 2022, mainly due to the increase of sales and marketing expenses along with the expansion of home renovation and furnishing business, which was partially offset by the decrease of research and development expenses.

●	General and administrative expenses increased by 6.1% to RMB1,621 million (US$236 million) in the first quarter of 2023 from RMB1,528 million in the same period of 2022, mainly due to the increase of share-based compensation, which was partially offset by the decrease of personnel costs and overheads along with the reduction of the headcount in the first quarter of 2023 compared to the same period of 2022.

●	Sales and marketing expenses increased by 50.3% to RMB1,294 million (US$188 million) in the first quarter of 2023 from RMB861 million in the same period of 2022, mainly due to the increase in sales and marketing expenses for home renovation and furnishing services as the financial results of Shengdu were consolidated since the second quarter of 2022 and the organic growth of home renovation and furnishing business.

●	Research and development expenses decreased by 39.0% to RMB457 million (US$67 million) in the first quarter of 2023 from RMB749 million in the same period of 2022, mainly due to the decreases in personnel costs and share-based compensation as a result of decreased headcount in research and development personnel in the first quarter of 2023 compared to the same period of 2022.

Income from operations was RMB2,978 million (US$434 million) in the first quarter of 2023, compared to loss from operations of RMB918 million in the same period of 2022. Operating margin was 14.7% in the first quarter of 2023, compared to negative 7.3% in the same period of 2022, primarily due to: a) a relatively higher gross profit margin, and b) improved operating leverage as a result of personnel optimization and optimized resource utilization in the first quarter of 2023, compared to the same period of 2022.

Adjusted income from operations6 was RMB3,830 million (US$558 million) in the first quarter of 2023, compared to adjusted loss from operations of RMB450 million in the same period of 2022. Adjusted operating margin7 was 18.9% in the first quarter of 2023, compared to negative 3.6% in the same period of 2022. Adjusted EBITDA8 was RMB4,625 million (US$673 million) in the first quarter of 2023, compared to RMB341 million in the same period of 2022.

6 Adjusted income (loss) from operations is a non-GAAP financial measure, which is defined as income (loss) from operations, excluding (i) share-based compensation expenses, and (ii) amortization of intangible assets resulting from acquisitions and business cooperation agreement. Please refer to the section titled “Unaudited reconciliation of GAAP and non-GAAP results” for details.

7 Adjusted operating margin is adjusted income (loss) from operations as a percentage of net revenues.

8 Adjusted EBITDA is a non-GAAP financial measure, which is defined as net income (loss), excluding (i) income tax expense (benefit), (ii) share-based compensation expenses, (iii) amortization of intangible assets, (iv) depreciation of property, plant and equipment, (v) interest income, net, (vi) changes in fair value from long term investments, loan receivables measured at fair value and contingent consideration, and (vii) impairment of investments. Please refer to the section titled “Unaudited reconciliation of GAAP and non-GAAP results” for details.

Net Income (Loss)

Net income was RMB2,750 million (US$400 million) in the first quarter of 2023, compared to net loss of RMB620 million in the same period of 2022.

Adjusted net income was RMB3,561 million (US$519 million) in the first quarter of 2023, compared to RMB28 million in the same period of 2022.

Net Income (Loss) attributable to KE Holdings Inc.’s ordinary shareholders

Net income attributable to KE Holdings Inc.’s ordinary shareholders was RMB2,747 million (US$400 million) in the first quarter of 2023, compared to net loss attributable to KE Holdings Inc.’s ordinary shareholders of RMB618 million in the same period of 2022.

Adjusted net income attributable to KE Holdings Inc.’s ordinary shareholders9 was RMB3,558 million (US$518 million) in the first quarter of 2023, compared to RMB29 million in the same period of 2022.

Net Income (Loss) per ADS

Basic and diluted net income per ADS attributable to KE Holdings Inc.’s ordinary shareholders10 were RMB2.32 (US$0.34) and RMB2.26 (US$0.33) in the first quarter of 2023, respectively, compared to RMB0.52 for both basic and diluted net loss per ADS attributable to KE Holdings Inc.’s ordinary shareholders in the same period of 2022.

Adjusted basic and diluted net income per ADS attributable to KE Holdings Inc.’s ordinary shareholders11 were RMB3.01 (US$0.44) and RMB2.92 (US$0.43) in the first quarter of 2023, respectively, compared to RMB0.02 for both adjusted basic and diluted net income per ADS attributable to KE Holdings Inc.’s ordinary shareholders in the same period of 2022.

9Adjusted net income (loss) attributable to KE Holdings Inc.’s ordinary shareholders is a non-GAAP financial measure and defined as net income (loss) attributable to KE Holdings Inc.’s ordinary shareholders, excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from acquisitions and business cooperation agreement, (iii) changes in fair value from long term investments, loan receivables measured at fair value and contingent consideration, (iv) impairment of investments, (v) tax effects of the above non-GAAP adjustments, and (vi) effects of non-GAAP adjustments on net income (loss) attributable to non-controlling interests shareholders. Please refer to the section titled “Unaudited reconciliation of GAAP and non-GAAP results” for details.

10 ADS refers to American Depositary Share. Each ADS represents three Class A ordinary shares of the Company. Net income (loss) per ADS attributable to KE Holdings Inc.’s ordinary shareholders is net income (loss) attributable to ordinary shareholders divided by weighted average number of ADS outstanding during the periods used in calculating net income (loss) per ADS, basic and diluted.

11 Adjusted net income (loss) per ADS attributable to KE Holdings Inc.’s ordinary shareholders is a non-GAAP financial measure, which is defined as adjusted net income (loss) attributable to KE Holdings Inc.’s ordinary shareholders divided by weighted average number of ADS outstanding during the periods used in calculating adjusted net income (loss) per ADS, basic and diluted. Please refer to the section titled “Unaudited reconciliation of GAAP and non-GAAP results” for details.

Cash, Cash Equivalents, Restricted Cash and Short-Term Investments

As of March 31, 2023, the combined balance of the Company’s cash, cash equivalents, restricted cash and short-term investments amounted to RMB66.6 billion (US$9.7 billion).

Business Outlook

For the second quarter of 2023, the Company expects total net revenues to be between RMB18.5 billion (US$2.7 billion) and RMB19.0 billion (US$2.8 billion), representing an increase of approximately 34.3% to 37.9% from the same quarter of 2022. This forecast considers the potential impact of the recent real estate related policies and measures, all of which remain uncertain and may continue to affect the Company’s operations. Therefore, the Company’s ongoing and preliminary view are contingent on the business situation and market condition.

Share Repurchase Program

As previously disclosed, the Company established a share repurchase program under which the Company may purchase up to US$1 billion of its Class A ordinary shares and/or ADSs over a 12-month period. From the launch of the share repurchase program on September 1, 2022 to March 31, 2023, the Company in aggregate purchased approximately 16.2 million ADSs in the open market at a total consideration of approximately US$228.6 million pursuant to the share repurchase program, certain of which were settled in early April 2023.

Conference Call Information

The Company will hold an earnings conference call at 8:00 A.M. U.S. Eastern Time on Thursday, May 18, 2023 (8:00 P.M. Beijing/Hong Kong Time on Thursday, May 18, 2023) to discuss the financial results.

For participants who wish to join the conference call using dial-in numbers, please complete online registration using the link provided below at least 20 minutes prior to the scheduled call start time. Dial-in numbers, passcode and unique access PIN would be provided upon registering.

Participant Online Registration:https://s1.c-conf.com/diamondpass/10030661-ps8hfv.html

A replay of the conference call will be accessible through May 25, 2023, by dialing the following numbers:

United States:	+1-855-883-1031
Mainland, China:	400-1209-216
Hong Kong, China:	800-930-639
International:	+61-7-3107-6325
Replay PIN:	10030661

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at https://investors.ke.com.

Exchange Rate

This press release contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB6.8676 to US$1.00, the noon buying rate in effect on March 31, 2023, in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all. For analytical presentation, all percentages are calculated using the numbers presented in the financial statements contained in this earnings release.

Non-GAAP Financial Measures

The Company uses adjusted income (loss) from operations, adjusted net income (loss), adjusted net income (loss) attributable to KE Holdings Inc.’s ordinary shareholders, adjusted operating margin, adjusted EBITDA and adjusted net income (loss) per ADS attributable to KE Holdings Inc.’s ordinary shareholders, each a non-GAAP financial measure, in evaluating its operating results and for financial and operational decision-making purposes. Beike believes that these non-GAAP financial measures help identify underlying trends in the Company’s business that could otherwise be distorted by the effect of certain expenses that the Company includes in its net income (loss). Beike also believes that these non-GAAP financial measures provide useful information about its results of operations, enhance the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by its management in its financial and operational decision-making. A limitation of using these non-GAAP financial measures is that these non-GAAP financial measures exclude share-based compensation expenses that have been, and will continue to be for the foreseeable future, a significant recurring expense in the Company’s business.

The presentation of these non-GAAP financial measures should not be considered in isolation or construed as an alternative to gross profit, net income (loss) or any other measure of performance or as an indicator of its operating performance. Investors are encouraged to review these non-GAAP financial measures and the reconciliation to the most directly comparable GAAP measures. The non-GAAP financial measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data. Beike encourages investors and others to review its financial information in its entirety and not rely on a single financial measure. Adjusted income (loss) from operations is defined as income (loss) from operations, excluding (i) share-based compensation expenses, and (ii) amortization of intangible assets resulting from acquisitions and business cooperation agreement. Adjusted operating margin is defined as adjusted income (loss) from operations as a percentage of net revenues. Adjusted net income (loss) is defined as net income (loss), excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from acquisitions and business cooperation agreement, (iii) changes in fair value from long term investments, loan receivables measured at fair value and contingent consideration, (iv) impairment of investments, and (v) tax effects of the above non-GAAP adjustments. Adjusted net income (loss) attributable to KE Holdings Inc.’s ordinary shareholders is defined as net income (loss) attributable to KE Holdings Inc.’s ordinary shareholders, excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from acquisitions and business cooperation agreement, (iii) changes in fair value from long term investments, loan receivables measured at fair value and contingent consideration, (iv) impairment of investments, (v) tax effects of the above non-GAAP adjustments, and (vi) effects of non-GAAP adjustments on net income (loss) attributable to non-controlling interests shareholders. Adjusted EBITDA is defined as net income (loss), excluding (i) income tax expense (benefit), (ii) share-based compensation expenses, (iii) amortization of intangible assets, (iv) depreciation of property, plant and equipment, (v) interest income, net, (vi) changes in fair value from long term investments, loan receivables measured at fair value and contingent consideration, and (vii) impairment of investments. Adjusted net income (loss) per ADS attributable to KE Holdings Inc.’s ordinary shareholders is defined as adjusted net income (loss) attributable to KE Holdings Inc.’s ordinary shareholders divided by weighted average number of ADS outstanding during the periods used in calculating adjusted net income (loss) per ADS, basic and diluted.

Please see the “Unaudited reconciliation of GAAP and non-GAAP results” included in this press release for a full reconciliation of each non-GAAP measure to its respective comparable GAAP measure.

About KE Holdings Inc.

KE Holdings Inc. is a leading integrated online and offline platform for housing transactions and services. The Company is a pioneer in building infrastructure and standards to reinvent how service providers and customers efficiently navigate and complete housing transactions and services in China, ranging from existing and new home sales, home rentals, to home renovation and furnishing, and other services. The Company owns and operates Lianjia, China’s leading real estate brokerage brand and an integral part of its Beike platform. With more than 21 years of operating experience through Lianjia since its inception in 2001, the Company believes the success and proven track record of Lianjia pave the way for it to build its infrastructure and standards and drive the rapid and sustainable growth of Beike.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Among other things, the business outlook and quotations from management in this press release, as well as Beike’s strategic and operational plans, contain forward-looking statements. Beike may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”) and The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about KE Holdings Inc.’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Beike’s goals and strategies; Beike’s future business development, financial condition and results of operations; expected changes in the Company’s revenues, costs or expenditures; Beike’s ability to empower services and facilitate transactions on Beike platform; competition in the industry in which Beike operates; relevant government policies and regulations relating to the industry; Beike’s ability to protect the Company’s systems and infrastructures from cyber-attacks; Beike’s dependence on the integrity of brokerage brands, stores and agents on the Company’s platform; general economic and business conditions in China and globally; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in KE Holdings Inc.’s filings with the SEC and the Hong Kong Stock Exchange. All information provided in this press release is as of the date of this press release, and KE Holdings Inc. does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

KE Holdings Inc.

Investor Relations

Siting Li

E-mail: ir@ke.com

The Piacente Group, Inc.

Yang Song

Tel: +86-10-6508-0677

E-mail: ke@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: ke@tpg-ir.com

Source: KE Holdings Inc.

KE Holdings Inc.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share, per share data)

	As of December 31,	As of March 31,
	2022	2023
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	19,413,202	30,594,718	4,454,936
Restricted cash	6,181,057	7,859,637	1,144,452
Short-term investments	35,485,908	28,140,032	4,097,506
Short-term financing receivables, net of allowance for credit losses of RMB139,427 and RMB141,625 as of December 31, 2022 and March 31, 2023, respectively	667,224	907,698	132,171
Accounts receivable and contract assets, net of allowance for credit losses of RMB2,088,478 and RMB1,888,844 as of December 31, 2022 and March 31, 2023, respectively	4,163,022	4,545,050	661,811
Amounts due from and prepayments to related parties	405,956	403,584	58,766
Loan receivables from related parties	50,463	60,540	8,815
Prepayments, receivables and other assets	4,057,843	4,244,548	618,054
Total current assets	70,424,675	76,755,807	11,176,511
Non-current assets
Property, plant and equipment, net	2,036,553	1,951,125	284,106
Right-of-use assets	11,284,070	12,293,826	1,790,120
Long-term investments, net	17,925,653	19,409,414	2,826,230
Intangible assets, net	1,686,976	1,523,967	221,907
Goodwill	4,934,235	4,939,798	719,290
Long-term loan receivables from related parties	22,934	5,000	728
Other non-current assets	1,032,251	1,090,652	158,811
Total non-current assets	38,922,672	41,213,782	6,001,192
TOTAL ASSETS	109,347,347	117,969,589	17,177,703

KE Holdings Inc.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (Continued)

(All amounts in thousands, except for share, per share data)

	As of December 31,	As of March 31,
	2022	2023
	RMB	RMB	US$
LIABILITIES
Current liabilities
Accounts payable	5,843,321	6,255,985	910,942
Amounts due to related parties	425,685	436,924	63,621
Employee compensation and welfare payable	9,365,512	8,720,871	1,269,857
Customer deposits payable	4,194,828	6,588,339	959,336
Income taxes payable	542,290	1,238,976	180,409
Short-term borrowings	619,000	504,410	73,448
Lease liabilities current portion	4,972,345	5,666,887	825,163
Contract liabilities	3,260,269	4,611,232	671,447
Accrued expenses and other current liabilities	4,118,068	4,754,823	692,356
Total current liabilities	33,341,318	38,778,447	5,646,579
Non-current liabilities
Deferred tax liabilities	351,186	353,424	51,463
Lease liabilities non-current portion	6,599,930	6,867,758	1,000,023
Other non-current liabilities	475	389	57
Total non-current liabilities	6,951,591	7,221,571	1,051,543
TOTAL LIABILITIES	40,292,909	46,000,018	6,698,122

KE Holdings Inc.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (Continued)

(All amounts in thousands, except for share, per share data)

	As of December 31,	As of March 31,
	2022	2023
	RMB	RMB	US$
SHAREHOLDERS’ EQUITY
KE Holdings Inc. shareholders’ equity
Ordinary shares (US$0.00002 par value; 25,000,000,000 ordinary shares authorized, comprising of 24,114,698,720 Class A ordinary shares and 885,301,280 Class B ordinary shares. 3,601,547,279 and 3,594,532,591 Class A ordinary shares issued and outstanding as of December 31, 2022 and March 31,2023, respectively; 156,426,896 and 156,122,226 Class B ordinary shares issued and outstanding as of December 31, 2022 and March 31, 2023, respectively)	487	488	71
Treasury shares	(225,329)	(189,313)	(27,566)
Additional paid-in capital	80,302,956	80,751,641	11,758,349
Statutory reserves	660,817	660,817	96,222
Accumulated other comprehensive loss	(412,721)	(737,796)	(107,431)
Accumulated deficit	(11,405,850)	(8,659,006)	(1,260,849)
Total KE Holdings Inc. shareholders' equity	68,920,360	71,826,831	10,458,796
Non-controlling interests	134,078	142,740	20,785
TOTAL SHAREHOLDERS' EQUITY	69,054,438	71,969,571	10,479,581
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	109,347,347	117,969,589	17,177,703

KE Holdings Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(All amounts in thousands, except for share, per share data, ADS and per ADS data)

	For the Three Months Ended
	March 31, 2022	March 31, 2023	March 31, 2023
	RMB	RMB	US$
Net revenues
Existing home transaction services	6,151,456	9,181,199	1,336,886
New home transaction services	5,910,044	8,404,084	1,223,729
Home renovation and furnishing	87,506	1,407,931	205,011
Emerging and other services	398,961	1,284,866	187,091
Total net revenues	12,547,967	20,278,080	2,952,717
Cost of revenues
Commission-split	(4,133,778)	(6,470,733)	(942,212)
Commission and compensation-internal	(4,727,250)	(5,370,434)	(781,996)
Cost of home renovation and furnishing	(66,699)	(976,919)	(142,250)
Cost related to stores	(884,063)	(685,739)	(99,851)
Others	(516,433)	(424,457)	(61,805)
Total cost of revenues(1)	(10,328,223)	(13,928,282)	(2,028,114)
Gross profit	2,219,744	6,349,798	924,603
Operating expenses
Sales and marketing expenses(1)	(860,972)	(1,293,814)	(188,394)
General and administrative expenses(1)	(1,527,801)	(1,621,249)	(236,073)
Research and development expenses(1)	(748,945)	(456,740)	(66,506)
Total operating expenses	(3,137,718)	(3,371,803)	(490,973)
Income (loss) from operations	(917,974)	2,977,995	433,630
Interest income, net	113,358	263,491	38,367
Share of results of equity investees	60,390	5,670	826
Fair value changes in investments, net	(109,186)	43,165	6,285
Impairment loss for equity investments accounted for using Measurement Alternative	(27,722)	(2,099)	(306)
Foreign currency exchange gain (loss)	(1,255)	34,707	5,054
Other income, net	450,702	554,973	80,810
Income (loss) before income tax expense	(431,687)	3,877,902	564,666
Income tax expense	(187,945)	(1,128,156)	(164,272)
Net income (loss)	(619,632)	2,749,746	400,394

KE Holdings Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (Continued)

(All amounts in thousands, except for share, per share data, ADS and per ADS data)

	For the Three Months Ended
	March 31, 2022	March 31, 2023	March 31, 2023
	RMB	RMB	US$
Net loss (income) attributable to non-controlling interests shareholders	1,655	(2,902)	(423)
Net income (loss) attributable to KE Holdings Inc.	(617,977)	2,746,844	399,971
Net income (loss) attributable to KE Holdings Inc.’s ordinary shareholders	(617,977)	2,746,844	399,971

Net income (loss)	(619,632)	2,749,746	400,394
Currency translation adjustments	(126,768)	(339,700)	(49,464)
Unrealized gains (losses) on available-for-sale investments, net of reclassification	(166,064)	14,625	2,130
Total comprehensive income (loss)	(912,464)	2,424,671	353,060
Comprehensive loss (income) attributable to non-controlling interests shareholders	1,655	(2,902)	(423)
Comprehensive income (loss) attributable to KE Holdings Inc.	(910,809)	2,421,769	352,637
Comprehensive income (loss) attributable to KE Holdings Inc.’s ordinary shareholders	(910,809)	2,421,769	352,637

KE Holdings Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (Continued)

(All amounts in thousands, except for share, per share data, ADS and per ADS data)

	For the Three Months Ended
	March 31, 2022	March 31, 2023	March 31, 2023
	RMB	RMB	US$
Weighted average number of ordinary shares used in computing net income (loss) per share, basic and diluted
—Basic	3,567,814,268	3,548,742,572	3,548,742,572
—Diluted	3,567,814,268	3,651,779,206	3,651,779,206

Weighted average number of ADS used in computing net income (loss) per ADS, basic and diluted
—Basic	1,189,271,423	1,182,914,191	1,182,914,191
—Diluted	1,189,271,423	1,217,259,735	1,217,259,735

Net income (loss) per share attributable to KE Holdings Inc.'s ordinary shareholders
—Basic	(0.17)	0.77	0.11
—Diluted	(0.17)	0.75	0.11

Net income (loss) per ADS attributable to KE Holdings Inc.'s ordinary shareholders
—Basic	(0.52)	2.32	0.34
—Diluted	(0.52)	2.26	0.33

(1) Includes share-based compensation expenses as follows:

Cost of revenues	85,525	93,996	13,687
Sales and marketing expenses	28,514	31,065	4,523
General and administrative expenses	139,889	533,343	77,661
Research and development expenses	98,347	43,351	6,312

KE Holdings Inc.

UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except for share, per share data, ADS and per ADS data)

	For the Three Months Ended
	March 31, 2022	March 31, 2023	March 31, 2023
	RMB	RMB	US$
Income (loss) from operations	(917,974)	2,977,995	433,630
Share-based compensation expenses	352,274	701,755	102,183
Amortization of intangible assets resulting from acquisitions and business cooperation agreement	116,093	150,133	21,861
Adjusted income (loss) from operations	(449,607)	3,829,883	557,674

Net income (loss)	(619,632)	2,749,746	400,394
Share-based compensation expenses	352,274	701,755	102,183
Amortization of intangible assets resulting from acquisitions and business cooperation agreement	116,093	150,133	21,861
Changes in fair value from long term investments, loan receivables measured at fair value and contingent consideration	151,262	(35,910)	(5,229)
Impairment of investments	27,722	2,099	306
Tax effects on non-GAAP adjustments	(91)	(6,560)	(955)
Adjusted net income	27,628	3,561,263	518,560

Net income (loss)	(619,632)	2,749,746	400,394
Income tax expense	187,945	1,128,156	164,272
Share-based compensation expenses	352,274	701,755	102,183
Amortization of intangible assets	120,566	152,920	22,267
Depreciation of property, plant and equipment	234,128	189,722	27,626
Interest income, net	(113,358)	(263,491)	(38,367)
Changes in fair value from long term investments, loan receivables measured at fair value and contingent consideration	151,262	(35,910)	(5,229)
Impairment of investments	27,722	2,099	306
Adjusted EBITDA	340,907	4,624,997	673,452

Net income (loss) attributable to KE Holdings Inc.’s ordinary shareholders	(617,977)	2,746,844	399,971
Share-based compensation expenses	352,274	701,755	102,183
Amortization of intangible assets resulting from acquisitions and business cooperation agreement	116,093	150,133	21,861
Changes in fair value from long term investments, loan receivables measured at fair value and contingent consideration	151,262	(35,910)	(5,229)
Impairment of investments	27,722	2,099	306
Tax effects on non-GAAP adjustments	(91)	(6,560)	(955)
Effects of non-GAAP adjustments on net income attributable to non-controlling interests shareholders	(7)	(7)	(1)
Adjusted net income attributable to KE Holdings Inc.’s ordinary shareholders	29,276	3,558,354	518,136

KE Holdings Inc.

UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS (Continued)

(All amounts in thousands, except for share, per share data, ADS and per ADS data)

	For the Three Months Ended
	March 31, 2022	March 31, 2023	March 31, 2023
	RMB	RMB	US$
Weighted average number of ADS used in computing net income (loss) per ADS, basic and diluted
—Basic	1,189,271,423	1,182,914,191	1,182,914,191
—Diluted	1,189,271,423	1,217,259,735	1,217,259,735

Weighted average number of ADS used in calculating adjusted net income (loss) per ADS, basic and diluted
—Basic	1,189,271,423	1,182,914,191	1,182,914,191
—Diluted	1,189,271,423	1,217,259,735	1,217,259,735

Net income (loss) per ADS attributable to KE Holdings Inc.'s ordinary shareholders
—Basic	(0.52)	2.32	0.34
—Diluted	(0.52)	2.26	0.33

Non-GAAP adjustments to net income (loss) per ADS attributable to KE Holdings Inc.'s ordinary shareholders
—Basic	0.54	0.69	0.10
—Diluted	0.54	0.66	0.10

Adjusted net income per ADS attributable to KE Holdings Inc.'s ordinary shareholders
—Basic	0.02	3.01	0.44
—Diluted	0.02	2.92	0.43

KE Holdings Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands)

	For the Three Months Ended
	March 31, 2022	March 31, 2023	March 31, 2023
	RMB	RMB	US$
Net cash provided by operating activities	834,751	7,627,833	1,110,700
Net cash provided by (used in) investing activities	(4,257,292)	5,577,918	812,207
Net cash provided by (used in) financing activities	128,971	(331,643)	(48,292)
Effect of exchange rate change on cash, cash equivalents and restricted cash	(28,363)	(14,012)	(2,040)
Net increase (decrease) in cash and cash equivalents and restricted cash	(3,321,933)	12,860,096	1,872,575
Cash, cash equivalents and restricted cash at the beginning of the period	26,732,209	25,594,259	3,726,813
Cash, cash equivalents and restricted cash at the end of the period	23,410,276	38,454,355	5,599,388

KE Holdings Inc.

UNAUDITED SEGMENT CONTRIBUTION MEASURE

(All amounts in thousands)

	For the Three Months Ended
	March 31, 2022	March 31, 2023	March 31, 2023
	RMB	RMB	US$
Existing home transaction services
Net revenues	6,151,456	9,181,199	1,336,886
Less: Commission and compensation	(3,827,787)	(4,679,479)	(681,385)
Contribution	2,323,669	4,501,720	655,501

New home transaction services
Net revenues	5,910,044	8,404,084	1,223,729
Less: Commission and compensation	(4,829,665)	(6,131,736)	(892,850)
Contribution	1,080,379	2,272,348	330,879

Home renovation and furnishing
Net revenues	87,506	1,407,931	205,011
Less: Material costs, commission and compensation costs	(66,699)	(976,919)	(142,250)
Contribution	20,807	431,012	62,761

Emerging and other services
Net revenues	398,961	1,284,866	187,091
Less: Commission and compensation	(203,576)	(1,029,952)	(149,973)
Contribution	195,385	254,914	37,118